INDEPENDENT AUDITOR'S REPORT

Shareholders and Board of Directors
Vairex Corporation
Boulder, Colorado

We have audited the accompanying balance sheets of Vairex Corporation as of June 30, 2000 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended June 30, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vairex Corporation as of June 30, 2000 and the results of its operations and its cash flows for the years ended June 30, 2000 and 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered significant losses from operations from inception and has a working capital deficit of $1,996,000 as of June 30, 2000. These financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classifications of liabilities that might result from the outcome of this uncertainty

Hein + Associates LLP
Denver, Colorado
May 3, 2001

VAIREX CORPORATION

BALANCE SHEETS
	March 31,	June 30,
	2001	2000
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$ -	$ 2,000
Accounts receivable - trade	-	14,000
Subscription receivable	-	75,000
Prepaid expenses and other	7,000	10,000
Total current assets	7,000	101,000
Property and Equipment, net	34,000	48,000
Other Assets	17,000	11,000
Total Assets	$ 58,000	$ 160,000

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$ 494,000	$ 523,000
Accrued interest	214,000	123,000
Accrued payroll	560,000	640,000
Other accrued expenses	125,000	87,000
Deferred revenue	14,000	14,000
Notes payable - related parties, current portion	118,000	193,000
Notes payable and current portion of long-term debt	549,000	517,000
Total current liabilities	2,074,000	2,097,000
Long-Term Debt-Related Parties, less current portion	-	197,000
Long-Term Debt, less current portion	540,000	532,000
Commitments (Note 5)
Stockholders' Deficit:
Preferred stock, $.001 par value; 50,000,000 shares authorized:
Series A Convertible Preferred Stock, 3,000,000 shares authorized none (unaudited) and 196,000 shares issued and outstanding, respectively (liquidation preference of $315,000 at June 30, 2000)	-	314,000
Common stock, $.001 par value; 100,000,000 shares authorized, 12,027,000 (unaudited) and 10,257,000 shares issued and outstanding, respectively	12,000	10,000
Additional paid-in capital	5,714,000	3,805,000
Accumulated deficit	(8,282,000)	(6,795,000)
Total stockholders' deficit	(2,556,000)	(2,666,000)
Total Liabilities and Stockholders' Deficit	$ 58,000	$ 160,000

The accompanying notes are an integral part of these financial statements.

VAIREX CORPORATION
STATEMENTS OF OPERATIONS
	For the Nine Months Ended		For The Years Ended
	March 31,		June 30,
	2001	2000	2000	1999
	(unaudited)
Net Revenues	$ 61,000	$ 300,000	$ 359,000	$ 871,000

Costs and Operating Expenses:
Cost of contracts	175,000	616,000	792,000	830,000
Research and development	191,000	218,000	330,000	82,000
General and administrative	800,000	694,000	904,000	775,000
Total costs and operating expenses	1,166,000	1,528,000	2,026,000	1,687,000

Loss From Operations	(1,105,000)	(1,228,000)	(1,667,000)	(816,000)

Other income (expense):
Interest expense	(382,000)	(400,000)	(511,000)	(63,000)
Other	-	28,000	34,000	2,000
Total other expense	(382,000)	(372 ,000)	(477,000)	(61,000)

Net Loss	(1,487,000)	(1,600,000)	(2,144,000)	(877,000)

Imputed Preferred Stock Dividends	-	(128,000)	(128,000)	-

Net Loss Attributable to Common Stockholders	$(1,487,000)	$(1,728,000)	$(2,272,000)	$(877,000)

The accompanying notes are an integral part of these financial statements.

VAIREX CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED JUNE 30, 2000 AND 1999
AND THE NINE MONTHS ENDED MARCH 31, 2001 (UNAUDITED)
	Series A Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balances, July 1, 1998	-	$ -	4,370,000	$ 4,000	$ 528,000	$ (3,774,000)	$ (3,242,000)
Debt exchanged for common stock	-	-	(255,000)	-	(255,000)		(255,000)
Common stock issued in exchange for debt, accrued salaries and interest	-	-	5,965,000	6,000	2,501,000		2,507,000
Warrants issued in connection with notes payable	-	-	-	-	37,000		37,000
Net loss	-	-	-	-	-	(877,000)	(877,000)
Balances, June 30, 1999	-	-	10,080,000	10,000	2,811,000	(4,651,000)	(1,830,000)
Beneficial conversion features related to convertible debenture	-	-	-	-	180,000	-	180,000
Warrants issued in connection with notes payable	-	-	-	-	333,000	-	333,000
Common stock issued for cash	-	-	177,000	-	230,000	-	230,000
Preferred stock issued for cash	196,000	314,000	-	-	-	-	314,000
Warrants issued for services	-	-	-	-	84,000	-	84,000
Options issued for services	-	-	-	-	167,000	-	167,000
Net loss	-	-	-	-	-	(2,144,000)	(2,144,000)
Balances, June 30, 2000	196,000	314,000	10,257,000	10,000	3,805,000	(6,795,000)	(2,666,000)
Common stock issued for cash (unaudited)	-	-	339,000	1,000	440,000	-	441,000
Exercise of options (unaudited)	-	-	4,000	-	6,000	-	6,000
Compensation expense for options issued below market (unaudited)	-	-	-	-	258,000	-	258,000
Rescission of preferred stock in exchange for common stock (unaudited)	(196,000)	(314,000)	242,000	-	314,000	-	-
Common stock issued in exchange for debt, accounts payable and accrued salaries and interest (unaudited)	-	-	1,185,000	1,000	794,000	-	795,000
Additional interest recorded for induced conversion of convertible debt	-	-	-	-	97,000	-	97,000
Net loss (unaudited)	-	-	-	-	-	(1,487,000)	(1,487,000)
Balances, March 31, 2001 (unaudited)	-	$ -	12,027,000	$ 12,000	$ 5,714,000	$ (8,282,000)	$ (2,556,000)

The accompanying notes are an integral part of these financial statements.

VAIREX CORPORATION
STATEMENTS OF CASH FLOWS
	For the Nine Months Ended March 31,		For the Years Ended June 30,
	2001	2000	2000	1999
	(unaudited)
Cash Flows from Operating Activities:
Net loss	$(1,487,000)	$(1,600,000)	$ (2,144,000)	$ (877,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,000	33,000	29,000	40,000
Amortization of debt discount and issuance costs	91,000	61,000	108,000	4,000
Beneficial conversion expense	-	180,000	180,000	-
Common stock, warrants, and options issued for services	258,000	228,000	252,000	-
Induced conversion expense	97,000	-	-	-
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	15,000	117,000	102,000	87,000
Subscription receivable	75,000	-	(75,000)
Prepaid expenses and other	3,000	4,000	5,000	(2,000)
Increase (decrease) in:
Accounts payable	144,000	24,000	84,000	14,000
Accrued interest	137,000	107,000	61,000	35,000
Accrued payroll	121,000	(8,000)	112,000	364,000
Accrued expenses	65,000	(33,000)	19,000	52,000
Net cash used in operating activities	(466,000)	(887,000)	(1,267,000)	(283,000)
Cash Flows from Investing Activities:
Purchase of fixed assets	(8,000)	(6,000)	(9,000)	(10,000)
Cash Flows from Financing Activities:
Advances under notes payable	25,000	992,000	806,000	344,000
Payments on notes payable	-	(377,000)	(79,000)	(55,000)
Proceeds from issuance of common stock	441,000	-	230,000	-
Proceeds from the issuance of preferred stock	-	286,000	314,000	-
Proceeds from the exercise of stock options	6,000	-	-	-
Net cash used in financing activities	472,000	901,000	1,271,000	289,000
Increase (Decrease) in Cash and Cash Equivalents	(2,000)	8,000	(5,000)	(4,000)
Cash and Cash Equivalents, at beginning of period	2,000	7,000	7,000	11,000
Cash and Cash Equivalents, at end of period	$ -	$ 15,000	$ 2,000	$ 7,000
Supplemental Schedule of Cash Flow Information:
Cash paid for interest	$ -	$ -	$ -	$ -
Conversion of common stock to notes payable	$ -	$ -	$ -	$ 255,000
Common stock issued for subscription receivable	$ 75,000	$ -	$ 75,000	$ -
Notes, accounts payable, accrued salaries and accrued interest converted to common stock	$ 795,000	$ -	$ -	$ 2,507,000
Warrants issued in connection with notes	$ -	$ 333,000	$ 333,000	$ 37,000
Conversion of preferred stock to common stock	$ -	$ -	$ 314,000	$ -
Conversion of accrued salaries and accounts payable to notes payable	$ -	$ -	$ 13,000	$ -

The accompanying notes are an integral part of these financial statements.

VAIREX CORPORATION
NOTES TO FINANCIAL STATEMENTS
(Information Subsequent to June 30, 2000 is Unaudited)

1.      Nature of Operations:

Nature of Operations - Vairex Corporation (the "Company") was incorporated in 1988 to develop emerging compressor technologies for the automotive industry. The Company has developed expertise, strategic relationships and several patents in this field. In response to the rapidly emerging fuel cell industry, the Company has directed its development efforts on the application of its technologies towards the fuel cell industry. The Company has funded its operations by private investments, in-kind services contributed by shareholders and employees and by debt. In addition, the Company has entered into contracted research projects with government agencies and commercial corporations. In most of these contracted projects, costs are shared between the Company and the contracting entity. In exchange for cost sharing arrangements, the Company retains ownership of new technology it develops. Late in fiscal 1999, the Company modified its business plan and changed its focus from providing research and development services to private and public entities to developing fuel cell technologies and products that will ultimately be manufactured and sold by the Company.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid debt instruments with original maturities of less than three months.

Property and Equipment - Property and equipment have been stated at fair value. Otherwise, property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight - line method over the estimated useful lives of the assets. The estimated useful lives are as follows:
Plant and equipment	7 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Leaseholds	2 years

Impairment of Long-Lived and Intangible Assets - In the event that facts and circumstances indicate that the cost of long-lived and intangible assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Concentration of Credit Risk and Significant Customers - Concentration of credit risk is limited to trade accounts receivable. The nature of the Company's business is such that the Company has a limited number of customers and as such accounts receivable are generally concentrated. The Company does not require collateral or other security to support customer's receivables but conducts periodic reviews of customer payment practices to minimize collection risk on trade accounts receivable. Allowances are maintained for potential credit losses and such losses have been within management's expectations. The Company had a significant governmental customer during fiscal 2000 and 1999 that accounted for 70% and 73% of its revenues, respectively. Additionally, one other customer accounted for 17% of the Company's revenue in fiscal 1999.

Financial Instruments - The estimated fair values for financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short-term maturities of these instruments. The fair value of notes payable approximates their carrying value as generally their interest rates reflect the Company's current effective annual borrowing rate or due to their short-term maturities.

Income Taxes - The Company currently accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred Revenue and Revenue Recognition - Revenues are recognized as work is completed on contracts. Deferred revenues primarily represent customer prepayments which are recognized as income when earned.

Comprehensive Income (Loss) - Comprehensive income is defined as all changes in stockholders' equity (deficit), exclusive of transactions with owners, such as capital investments. Comprehensive income includes net income or loss, changes in certain assets and liabilities that are reported directly in equity such as translation adjustments on investments in foreign subsidiaries and unrealized gains (losses) on available-for-sale securities. The Company's comprehensive loss was equal to its net loss for the nine months ended March 31, 2001 and 2000 and for the years ended June 30, 2000 and 1999.

Stock-Based Compensation - The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. The Company has elected not to adopt the fair value accounting prescribed by SFAS No. 123 for employees, and is subject only to the disclosure requirements prescribed by SFAS No. 123.

Use of Estimates - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's financial statements for the year ending June 30, 2002 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

On June 30, 2001, the FASB approved the issuance of SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting; use of pooling-of-interest method is prohibited. Accounting for the excess of the fair value of net assets over cost (negative goodwill), will be allocated to certain assets first with any remaining excess recognized as an extraordinary gain. SFAS No. 141 is effective for business combinations completed after June 30, 2001. Adoption of SFAS No. 141 is not expected to have a material impact on the accounting for business acquisitions prior to July 1, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. Goodwill will be tested annually and on an interim basis if an event or circumstance occurs between the annual tests that might reduce the fair value of the reporting unit below its carrying value. SFAS No 142 is effective for fiscal years beginning after December 31, 2001, with early adoption permitted. Goodwill and intangible assets acquired in a transaction completed after June 30, 2001 but before SFAS No. 142 is initially applied will be accounted for in accordance with SFAS No. 142. Therefore, amortization of goodwill acquired prior to July 1, 2001 will cease when the Company elects to adopt SFAS No. 142.

Unaudited Information - The balance sheet as of March 31, 2001 and the statements of operations for the nine-month periods ended March 31, 2001 and 2000 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the financial position of the Company as of March 31, 2001 and the results of operations for the six months ended March 31, 2001 and 2000.

2.      Liquidity and Basis of Presentation:

Basis of Presentation - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has reported significant losses from inception. In fiscal 2000 and 1999, the Company received equity and debt capital from its principal stockholders and others to fund operations. As of March 31, 2001, the Company has a working capital deficiency of $2,067,000 and a major debt holder has threatened foreclosure if accrued interest, deposits and principal reduction payments in the amount of $268,000 are not made by May 21, 2001. In addition, the Company must pay the major debt holder 80% of all proceeds received through funding in excess of $50,000 until an additional $100,000 in principal payments have been made to the major debt holder. Subsequent to March 31, 2001, the Company made the required payments totaling $368,000. The Company plans to raise additional debt/equity capital to fund further product development and to ultimately manufacture and sell fuel cell products to achieve profitable operations. The Company is currently attempting to raise $1,300,000 in a private placement of Series B Preferred Stock. If the Company cannot successfully extend payment terms with its lenders, raise additional debt/equity capital, and maintain sufficient working capital to fund its operations and ultimately achieve profitable operations, there is a substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3.     Property and Equipment:

Property and equipment comprise the following:
	March 31,
	2001 (unaudited)	June 30, 2000
Plant and equipment	$ 86,000	$ 86,000
Computer equipment	38,000	38,000
Furniture and fixtures	19,000	19,000
Leasehold improvements	63,000	63,000
	206,000	206,000
Accumulated depreciation	(172,000)	(158,000)
	$ 34,000	$ 48,000

Depreciation expense for the nine months ended March 31, 2001 and 2000 and for the years ended June 30, 2000 and 1999 was $15,000, $31,000, $29,000, and $40,000, respectively.

4.     Notes Payable and Long-Term Debt:

Notes payable and long-term debt consist of the following:	June 30, 2000
Other:
Unsecured line of credit with interest at prime plus 2.9% (12.4% at June 30, 2000). Monthly payments of 2.5 % of outstanding balance and accrued interest. Payments currently in arrears.	72,000
Note payable with interest at 12%. Principal and accrued interest due on demand, collateralized by the Company's equipment.	9,000
Unsecured non-interest bearing note payable due in monthly installments of $4,000 with the final principal payment due on September 15, 2000. Payments currently in arrears.	24,000
Unsecured note payable due in monthly installments of $4,361, including interest at 12%, with final payment due on June 30, 2001. Payments currently in arrears.	49,000

Convertible note payable with interest at 13%. Of the total interest, 10% is accrued and paid monthly while the remaining 3% plus principal is due on December 31, 2002. The Company is in non-compliance with payment terms, which was waived in February 2001, however, the Company does not currently have the ability to be in compliance with the new payment terms, therefore it is reflected as currently due. The creditor has threatened foreclosure if accrued interest, deposits and principal reduction payments in the amount of $268,000 are not made by May 21, 2001. In addition, Vairex must pay the major debt holder 80% of all proceeds received through funding in excess of $50,000 until an additional $100,000 in principal payments have been made to the major debt holder. Subsequent to March 31, 2001, the Company made the required payments totaling $368,000. The note is collateralized by substantially all of the Company's assets and the principal is convertible at the option of the holder at approximately $1.00 per common stock share. The Company recorded $180,000 in interest expense for the beneficial conversion feature. The Company also issued warrants for the purchase of 750,000 shares of common stock to the lender with an allocated fair value of $334,000 as consideration for the loan. The estimated fair value of the warrants is treated as a discount on the long-term debt and is being amortized over the 3-year term of the loan. As of June 30, 2000 the unamortized discount was $250,000.

350,000

Convertible note payable with interest at 12%. Principal and accrued interest due January 31, 2003. The note is convertible at the option of the holder. Of the total face value of the note ($380,000), $255,000 and $125,000 is convertible at $1.00 and $.50 per common stock share, respectively. However, the $255,000 note has a conversion rate of $.50 per common share which is contingent upon a proposed merger (see Note 8). The Company also issued warrants for the purchase of 62,500 shares of common stock with an allocated fair value of $19,000 as consideration for the loan. The estimated fair value of the warrants is treated as a discount on the long-term debt and is being amortized over the 2-year term of the loan. As of June 30, 2000 the unamortized discount was $8,000.

372,000
Convertible note payable with interest at 12%. Principal and accrued interest due on January 31, 2003. The note is convertible at $.50 per common stock share. The Company also issued warrants for the purchase of 62,500 shares of common stock with an allocated fair value of $17,000 as consideration for the loan. The estimated fair value of the warrants is treated as a discount on the long-term debt and is being amortized over the 1-year term of the loan. As of June 30, 2000 the discount was fully amortized.	125,000
Convertible note payable with interest at 12%. Principal and accrued interest due on January 31, 2003. The note is convertible at $.50 per common stock share.	35,000
Other unsecured notes payable with interest from 8% to 12%.	13,000
1,049,000
Less current portion	(517,000)
$ 532,000
Related Parties:
Unsecured note payable to shareholder with interest at prime plus 3% (12.5 at June 30, 2000). Principal and accrued interest due June 30, 2001.	$ 75,000
Unsecured note payable to shareholder due in monthly installments of $2,000, including interest at 12% (21% after July 15, 2000), with final payment due on July 15, 2000.	18,000
Non-interest bearing note payable to an entity with common shareholders due on demand, collateralized by the Company's intellectual property, patents, and future discoveries.	100,000
Convertible note payable to shareholder with interest at 10%. Interest due monthly and all unpaid interest accrued and principal due on March 31, 2003. The note is convertible at the option of the holder until March 31, 2003 and is convertible at $ 1.35 per common stock share. The note was converted to common stock during the nine months ended March 31, 2001 at a conversion rate of $.70 per common stock share. This transaction was considered an induced conversion and resulted in $97,000 of additional interest expense being recorded.	197,000
390,000
Less current portion	(193,000)
$ 197,000

Principal payments, excluding unamortized discounts, on the above obligations at June 30, 2000 are due as follows:
	Related Parties	Other
2001	$193,000	517,000
2002	-	3,000
2003	197,000	529,000
2004	-	-
2005	-	-
Thereafter	-	-

	$ 390,000	$1,049,000

Based on the proposed merger (see Note 8), approximately $1,042,000, plus accrued interest, of the above notes will be converted into common stock.

5.     Commitments:

Operating Leases - The Company leases its office space on a month-to-month basis for $5,960 per month. The Company also leases certain equipment under lease agreements classified as operating leases, which are generally guaranteed by the Company's president. Minimum future equipment rental payments for fiscal years ended June 30 are as follows:
2001	$ 56,000
2002	46,000
2003	29,000
2004	5,000
$ 136,000

Rent expense for the nine months ended March 31, 2001 and 2000 and for the years ended June 30, 2000 and 1999 was $42,000, $54,000, $72,000, and $72,000, respectively.

Litigation - The Company is involved in various legal actions arising in the normal course of business and are primarily related to past due accounts and notes payable. In the opinion of management, the Company's liability, over amounts already recorded as an obligation of the Company, in these pending actions would not have a material adverse effect on the financial position of the Company.

6.     Stockholders' Equity:

Preferred Stock - The Company has the authority to issue 50,000,000 shares of preferred stock. The Board of Directors has the authority to issue such preferred stock in series and determine the rights and preferences of the shares. The Company has designated 3,000,000 shares of Series A Convertible Preferred Stock (Series A Preferred). Series A Preferred has a 6% annual dividend rate. Dividends are cumulative and shall be paid at the option of the Company in cash or common stock valued at fair market value on dividend payment date. Series A Preferred has a liquidation preference of $1.60 per share plus any unpaid dividends. The Company has the right to redeem Series A Preferred at 120% of the $1.60 stated value and unpaid dividends. Series A preferred is convertible at any time into one share of common stock. Each share of Series A Preferred will automatically convert into one share of common stock upon the fifth anniversary of the date of issuance. As of September 30, 2000, 196,350 shares of Series A Convertible Preferred Stock were issued and outstanding. Pursuant to a Rescission and Reinvestment offer dated September 21, 2000 and terminating on October 27, 2000, all outstanding shares of Preferred Stock were reinvested as units of Common Stock and Warrants. Subsequent to year end, the Company initiated a $1,300,000 private placement of Series B Convertible Preferred Stock (see note 8).

Stock Options - In 1999, the Company adopted an equity incentive plan (the "Plan") that authorizes the issuance of up to 5,000,000 shares of common stock. Pursuant to the Plan, the Company may grant incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended) nonqualified stock options, restricted common stock or stock appreciation rights.

Incentive stock options shall be granted at fair market value, to be determined by the Board of Directors, at the date of grant (except for holders of more than 10% of common stock, in which case the exercise price must be at least 110% of the fair market value at the date of grant for incentive stock options). Non-qualified stock options shall be granted at not less than 85% of the fair market value of the underlying common stock. The term of the options shall not exceed ten years and the vesting date is determined by the Board of Directors. As of March 31, 2001, the Company had granted options under the Plan to purchase 1,707,525 shares, of which 295,562 have been forfeited or canceled.

The following is a table of activity under the Plan:
	Incentive Stock Options		Non-Qualified Stock Options		Total
	Number of Shares	Weighted-Average Exercise Prices	Number of Shares	Weighted-Average Exercise Prices	Number of Shares	Weighted-Average Exercise Prices

Outstanding at July 1, 1998	-	$ -	368,950	$ 1.00	368,950	$1.00
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at June 30, 1999	-	-	368,950	1.00	368,950	1.00
Granted	285,825	1.39	1,916,917	1.08	1,342,742	1.15
Exercised	-	-	-	-	-	-
Forfeited/Expired	(36,958)	1.45	(903,904)	1.36	(80,862)	1.40
Outstanding at June 30, 2000	248,867	$ 1.38	1,381,963	$ 1.05	1,630,830	$1.10
Granted	-	-	-	-	-	-
Exercised	(4,167)	1.35	-	-	(4,167)	1.35
Forfeited/Expired	(214,700)	1.37	-	-	(214,700)	1.46
Outstanding at March 31, 2001	30,000	$ 1.48	1,381,963	$ 1.05	1,411,963	$ 1.06

For all options granted during fiscal 2000 and 1999, the weighted average market price of the Company's common stock on the grant date was approximately equal to the weighted average exercise price. Because the shares were not registered and publicly traded during 2000 and 1999, for the purpose of pricing the grants, the fair market value of the Company's common stock was determined by the Company's management and the Board of Directors.

Fiscal Year	Number of Shares	Weighted Average Exercise Price
2004	368,950	$1.00
2009	1,173,247	1.10
2010	88,633	1.52
	1,630,830	$ 1.10

Pro Forma Stock-Based Compensation Disclosures - The Company applies APB Opinion 25 and related interpretations in accounting for its stock options which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options to employees since the exercise prices were not less than the fair value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's net loss would have been reduced to the pro forma amount indicated below.

	Years Ended June 30,
	2000	1999
Net income (loss) applicable to common shareholders.
As reported	$(2,144,000)	$(877,000)
Pro forma	(2,786,000)	(877,000)

For purposes of this disclosure, the weighted average fair value of the options granted was $0.52 in fiscal 2000. The fair value of options granted in fiscal year 2000 and 1999 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
	Years Ended June 30,
	2000	1999
Expected volatility	0%	0%
Risk-Free interest rate	6%	5.5%
Expected dividends	-	-
Expected terms (in years)	5 yrs	5 yrs

Warrants
	Number of Warrants	Weighted-Average Exercise Prices
Outstanding at July 1, 1998	-	-
Granted	125,000	$ 0.50
Exercised	-	-
Forfeited	-	-
Outstanding at June 30, 1999	125,000	0.50
Granted	982,915	1.42
Exercised	-	-
Forfeited	-	-
Outstanding at June 30, 2000	1,107,915	1.32
Granted	125,855	1.84
Exercised	-	-
Forfeited	(65,451)	1.84
Outstanding at March 31, 2001	1,168,319	$ 1.34
	1999	2000
Weighted-average fair value of warrants granted during the year	$0.33	$0.98

All outstanding warrants granted to non-employees were exercisable at June 30, 2000. If not previously exercised, these instruments will expire as follows:
Year Ending June 30	Number of Shares	Weighted-Average Exercise Price
2002	125,000	$0.50
2003	17,500	$0.50
2004	-	$ -
2005	172,511	$1.84
Thereafter	792,904	$1.35
	1,107,915

For warrants granted to non-employees for goods and services in 2000, the estimated fair value of these warrants was determined using the Black-Scholes option pricing model. Significant assumptions included a risk-free interest rate of 6%, expected volatility of 100%, and that no dividends would be declared during the expected term of the options. The weighted average contractual term of the warrants was approximately 8 years compared to a weighted average expected term of 5 years. The estimated fair value for the 86,504 warrants issued for services amounted to $84,000 which was charged to operations during the year ended June 30, 2000.

In 1999 and 2000, 125,000 and 750,000, respectively, warrants were issued in connection with notes payable (See Note 4). In addition, 146,411 warrants were issued during 2000 as part of the preferred stock equity financing, resulting in an imputed dividend of $128,000.

7.     Income Taxes:

The Company's actual effective tax rate differs from U.S. Federal corporate income tax rate of 34% as follows:
	Years Ended June 30,
	2000	1999
Statutory rate	(34.0%)	(34.0%)
State income taxes, net of Federal income tax benefit	(3.3%)	(3.3%)
Increase (reduction) in valuation allowance related to net operating loss carryforwards and change in temporary differences	37.3%	37.3%
	-%	-%

The components of the net deferred tax asset recognized as of June 30 are as follows:
2000
Deferred tax assets:
Net operating loss carryforwards	$ 1,232,000
Accrued liabilities	325,000
Property and equipment	2,000
Valuation allowance	(1,559,000)
Net long-term deferred tax asset	$ -

The Company currently has a net operating loss carryforward for Federal tax purposes of approximately $3,300,000, which, unless utilized, expires from 2004 through 2020. Certain of the loss carryforwards may be subject to restrictions due to change in ownership.

8.     Subsequent Events:

Subsequent to year end, the Company entered into an agreement to merge with Guardian Technologies International, Inc. The Company's stockholders will receive an aggregate of 25,719,718 shares of common stock of Guardian Technologies International, Inc. in exchange for all of the common stock of the Company. In addition, all of the Company's warrants and options will be exchanged for 2,580,282 options and warrants in Guardian Technologies International, Inc. The transaction will be treated as a purchase by the Company, if consummated. For legal purposes, however, Guardian Technologies International, Inc. will remain the surviving entity. The merger is contingent upon the completion of certain events, including raising additional capital by the Company and approval of Company's shareholders. The Company is currently attempting to raise $1,300,000 capital through a private placement offering of Series B Convertible Preferred Stock. Dividends on the shares of Series B Convertible Preferred Stock are cumulative and shall be paid at the option of the Company. Holders of outstanding Preferred Stock shall be entitled to participate, pro-rata, in dividends paid on outstanding shares of common stock. Series B Preferred has a liquidation preference of $10.00 per share. In the event the Guardian Merger is consummated, then on the effective date of the merger, the entire class of Preferred Stock shall convert, automatically as a class, into a number of shares of common stock of Guardian which is equal to 21.67% of the total issued and outstanding shares of common stock of Guardian immediately following consummation of the Guardian Mergers.

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC. AND VAIREX CORPORATION

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

INTRODUCTION

Guardian Technologies International, Inc. (GTI) and Vairex Corporation (Vairex) have entered into a merger agreement, whereby Vairex shareholders will obtain approximately 85% of the common stock of the combined entity. Therefore, for financial statement reporting purposes, Vairex is considered to be the acquiring Company, and the transaction has been treated as a purchase by Vairex of GTI. For legal purposes, however, GTI remains the surviving entity. The net assets of GTI acquired in the merger will be preliminarily recorded at their historical recorded value, which approximates their fair market value, and therefore 100% of the excess of purchase price over the net book value of GTI will be allocated to goodwill.

The basic terms of the merger agreement provide for the following items:
*	Vairex shareholders will receive 28.3 million shares of common stock of GTI for 100% of the outstanding common stock shares, options, and warrants of Vairex.
*	The net assets of GTI may be spun off to the pre-merger shareholders of GTI subsequent to the effective merger date.
*

Vairex will have raised $1,300,000 in a Preferred Stock offering prior to the merger. As part of the offering, these preferred shares will convert into approximately 7,216,000 shares of common stock upon the merger.

*

All outstanding options and warrants to purchase shares of common stock of GTI and Vairex will convert to options and warrants to purchase shares of common stock of the combined entity under their existing terms and conditions.

The accompanying unaudited pro forma combining, condensed balance sheet combines the balance sheet of GTI as of March 31, 2001 with the balance sheet of Vairex as of March 31, 2001.

The accompanying unaudited pro forma combining, condensed statement of operations combines the operations of GTI and Vairex for the nine months ended March 31, 2001 and for the twelve months ended June 30, 2000, as if the merger was completed as of the beginning of Vairex's fiscal year, and as if the net assets of GTI are dividended to GTI's pre-merger shareholders.

As the merger will be completed after June 30, 2001, there will be no amortization of goodwill in accordance with SFAS No. 142.

These statements are not necessarily indicative of future operations or the actual results that would have occurred had the merger been consummated at the beginning of the periods indicated.

The unaudited pro forma combined, condensed financial statements should be read in conjunction with the historical financial statements and notes thereto, included elsewhere in this document.

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC. AND VAIREX CORPORATION

PRO FORMA COMBINING, CONSOLIDATED BALANCE SHEET (UNAUDITED)

MARCH 31, 2001
	GTI	Vairex		Pro Forma Adjustments Merger	Pro Forma Combined Before Dividend	(D) Pro Forma Adjustments Dividend	Pro Forma Combined
CURRENT ASSETS:
Cash and cash equivalents	$ 24,000	$ -	(B)	$ 1,300,000	$ 1,324,000	$ (24,000)	$ 1,300,000
Accounts receivable	83,000	-		-	83,000	(83,000)	-
Inventories	147,000	-		-	147,000	(147,000)	-
Notes receivable	155,000	-		-	155,000	(155,000)	-
Other current assets	59,000	7,000		-	66,000	(59,000)	7,000
Total Current Assets	468,000	7,000		1,300,000	1,775,000	(468,000)	1,307,000
Property and equipment, net	475,000	34,000		-	509,000	(475,000)	34,000
Note receivable and equity investment	849,000	-		-	849,000	(849,000)	-
Intangible assets	124,000	17,000		-	141,000	(124,000)	17,000
Other assets	158,000	-		-	158,000	(158,000)	-
Goodwill	-	-	(A)	7,241,000	7,241,000	(7,241,000)	-
Total Assets	$ 2,074,000	$ 58,000		$ 8,541,000	$ 10,673,000	$ (9,315,000)	$ 1,358,000
CURRENT LIABILITIES:
Notes payable - current	$ 20,000	$ 667,000		$ -	$ 687,000	$ (20,000)	$ 667,000
Account payable and accrued expenses	251,000	1,407,000	(A)	75,000	1,307,000	(251,000)	1,056,000
			(C)	(426,000)
Total Current Liabilities	271,000	2,074,000		(351,000)	1,994,000	(271,000)	1,723,000
Long-term debt	548,000	540,000	(C)	(540,000)	548,000	(548,000)	-
Total Liabilities	819,000	2,614,000		(891,000)	2,542,000	(819,000)	1,723,000
Shareholders' Equity (Deficit)	1,255,000	(2,556,000)	(A,B&C)	9,432,000	8,131,000	(8,496,000)	(365,000)
Total Liabilities and Shareholders' Equity (Deficit)	$ 2,074,000	$ 58,000		$ 8,541,000	$ 10,673,000	$ (9,315,000)	$ 1,358,000

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC. AND VAIREX CORPORATION

PRO FORMA COMBINING, CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS ENDED MARCH 31, 2001
	GTI	Vairex		Pro Forma Adjustments Merger	Pro Forma Combined Before Dividend	(D) Pro Forma Adjustments Dividend	Pro Forma Combined
Total Revenues	$ 368,000	$ 61,000		$ -	$ 429,000	$ (368,000)	$ 61,000
Costs and Operating Expenses	1,248,000	1,166,000		-	2,414,000	(1,173,000)	1,241,000
Operating Loss	(880,000)	(1,105,000)		-	(1,985,000)	805,000	(1,180,000)
Other income (expense), net	32,000	(382,000)	(C)	103,000	(247,000)	(32,000)	(279,000
Net Loss	$ (848,000)	$ (1,487,000)		$ 103,000	$ (2,232,000)	$ 773,000	$(1,459,000)
Net Loss per Share (Basic and Diluted)	$ (.20)				(.07)		(.05)
Weighted Average Shares	4,335,000		(E)	25,720,000	30,055,000

GUARDIAN TECHNOLOGIES INTERNATIONAL, INC. AND VAIREX CORPORATION

PRO FORMA COMBINING, CONDENSED STATEMENT OF OPERATIONS (UNAUDITED)

FOR THE TWELVE MONTHS ENDED JUNE 30, 2000
	GTI	Vairex		Pro Forma Adjustments Merger	Pro Forma Combined Before Dividend	(D) Pro Forma Adjustments Dividend	Pro Forma Combined
Total Revenues	$ 1,018,000	$ 359,000		$ -	$ 1,377,000	$(1,018,000)	$ 359,000
Costs and Operating Expenses	2,066,000	2,026,000		-	4,092,000	(1,966,000)	2,126,000
Operating Loss	(1,048,000)	(1,667,000)		-	(2,715,000)	948,000	(1,767,000)
Other income (expense), net	(223,000)	(477,000)	(C)	137,000	(563,000)	223,000	(340,000)
Net Loss	(1,271,000)	(2,144,000)		137,000	(3,278,000)	1,171,000	(2,107,000)
Imputed Dividends	-	(128,000)		-	(128,000)	-	(128,000)
Net Loss available to common shareholders	$ (1,271,000)	$(2,272,000)		$ 137,000	$(3,406,000)	$ 1,171,000	$(2,235,000)
Net Loss per Share (Basic and Diluted)	$ (0.36)				(.11)		(.07)
Weighted Average Shares	3,564,000		(E)	25,720,000	29,284,000

VAIREX AND GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

NOTES
(A)

To reflect the acquisition of Guardian Technologies International, Inc. (GTI) in a purchase transaction with Vairex, accounted for as a reverse merger. The assets and liabilities of GTI will be recorded at their current net book value as such amounts are estimated to approximate their fair market values. The value of the intangible asset represents the fair value of GTI's common stock, less GTI's net book value, plus the $730,000 in estimated costs of the merger, of which an estimated $655,000 represents stock issued for merger costs and is based on the following:

The fair market value of GTI's common stock and outstanding options and warrants at March 31, 2001 are valued at and around February 19, 2001, the date the merger was publicly announced. The valuation of options and warrants were based on GTI's common stock closing prices two days prior and two days after February 19, 2001. At March 31, 2001, GTI had 4,524,370 shares of common stock outstanding and 5,080,032 options and warrants to purchase common stock at exercise prices ranging from $.75 to $7.50 per share. The fair market value of the common stock and outstanding options and warrants at March 31, 2001 was valued at approximately $7,766,000. GTI's net book value at March 31, 2001 was $1,255,000. The resulting market value of GTI's outstanding common stock, options and warrants in excess of the book value, plus the $730,000 in estimated costs of the merger, was $7,241,000.

(B)	Pro forma adjustment to record net proceeds from Vairex's private equity offering, which has not yet been completed. However, the merger is contingent upon its completion.
(C)	Pro forma adjustments related to accrued expenses and notes payable that are required to be converted to common stock upon completion of the merger and related reduction of interest expense.
(D)

Pro forma adjustment to reflect the dividend of the net assets including goodwill of GTI to the pre-merger shareholders of GTI as if it occurred just prior to the merger less $75,000 and $100,000 in estimated incremental costs incurred for operating a public company for the periods ending March 31, 2001 and June 30, 2000.

(E)	Pro forma adjustment to reflect the conversion of certain debt and Vairex common and preferred stock to Guardian common stock as follows:

Existing Common Stockholders	12,022,000
Series B Preferred Shareholders	7,216,000
Debt	2,244,000
Offering Costs, Merger Costs, and Other Fees	4,238,000
25,720,000